UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SOUTHWEST CASINO CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

84479V 10 7

(CUSIP Number)

Thomas E. Fox

c/o Southwest Casino Corporation

2001 Killebrew Drive, Suite 350

Minneapolis, Minnesota 55425

Tel:  (952) 853-9990

With a copy to:

D. William Kaufman, Esq.

Oppenheimer Wolff & Donnelly LLP

Plaza VII, Suite 3300

45 South Seventh Street

Minneapolis, Minnesota 55402-1609

Tel.: (612) 607-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 20, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84479V 10 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James B. Druck

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 4)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,962,500 (includes 300,000 shares of common stock issauble upon exercise of an option and 50,000 shares of common stock issuable upon exercise of a warrant)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,962,500 (includes 300,000 shares of common stock issauble upon exercise of an option and 50,000 shares of common stock issuable upon exercise of a warrant)

	10.	Shared Dispositive Power 0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,962,500 (includes 300,000 shares of common stock issuable upon exercise of an option and 50,000 shares of common stock issuable upon exercise of a warrant)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Thomas E. Fox

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 4)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
1,935,288 (includes 300,000 shares of common stock issuable upon exercise of an option, 50,000 shares of common stock issuable upon exercise of a warrant, and 22,788 shares held by F&B Properties, a partnership in which Mr. Fox is a general partner)

	8.	Shared Voting Power 0

9.

Sole Dispositive Power
1,935,288 (includes 300,000 shares of common stock issuable upon exercise of an option, 50,000 shares of common stock issuable upon exercise of a warrant, and 22,788 shares held by F&B Properties, a partnership in which Mr. Fox is a general partner)

	10.	Shared Dispositive Power 0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,935,288 (includes 300,000 shares of common stock issuable upon exercise of an option, 50,000 shares of common stock issuable upon exercise of a warrant, and 22,788 shares held by F&B Properties, a partnership in which Mr. Fox is a general partner)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.7%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey S. Halpern

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO (See Item 4)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power
1,952,500 (includes 300,000 shares of common stock issuable upon exercise of an option, 50,000 shares of common stock issuable upon exercise of a warrant, and 40,000 shares held by Mr. Halpern’s spouse)

	8.	Shared Voting Power 0

9.

Sole Dispositive Power
1,952,500 (includes 300,000 shares of common stock issuable upon exercise of an option, 50,000 shares of common stock issuable upon exercise of a warrant, and 40,000 shares held by Mr. Halpern’s spouse)

	10.	Shared Dispositive Power 0

11.

Aggregate Amount Beneficially Owned by Each Reporting Person
1,952,500 (includes 300,000 shares of common stock issuable upon exercise of an option, 50,000 shares of common stock issuable upon exercise of a warrant, and 40,000 shares held by Mr. Halpern’s spouse)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.8%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

In accordance with Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), this Amendment No. 1 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D dated June 29, 2004 (the “Statement”) with respect to the common stock, par value $0.001 per share, of Southwest Casino Corporation, a Nevada corporation.  The address of the principal executive offices of Southwest Casino Corporation is 2001 Killebrew Drive, Suite 350, Minneapolis, Minnesota 55425.  Except as set forth below, there are no changes to the information in the Statement.

Item 2.	Identity and Background
(a)	This statement is filed by and on behalf of each of James B. Druck, Thomas E. Fox and Jeffrey S. Halpern.
(b)	The principal business address of each of Messrs. Druck, Fox and Halpern is 2001 Killebrew Drive, Suite 350, Minneapolis, Minnesota 55425.
(c)

Mr. Druck is the Chief Executive Officer and a Director of Southwest Casino Corporation. Mr. Fox is the President, Chief Operating Officer and Chief Financial Officer of Southwest Casino Corporation. Mr. Halpern is the Vice President of Government Affairs and Secretary of Southwest Casino Corporation. Southwest Casino Corporation is located at 2001 Killebrew Drive, Suite 350, Minneapolis, Minnesota 55425. Southwest is a gaming company engaged in the business of developing, owning, operating and/or managing casinos, gaming facilities and related amenities in various markets across the United States.

(d)	None of Messrs. Druck, Fox or Halpern have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

None of Messrs. Druck, Fox or Halpern have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

(f)	Each of Messrs. Druck, Halpern and Fox are citizens of the United States.
Item 3.	Source and Amount of Funds or Other Consideration

Under three separate Stock Purchase Agreements dated June 29, 2004 between each of Messrs. Druck, Fox and Halpern and Lone Moose Adventures, Inc. (now Southwest Casino Corporation) each of Messrs. Druck, Fox and Halpern purchased 66,960 shares of Lone Moose Adventures, Inc. at an aggregate purchase price of $25,000.

On July 8, 2004, Lone Moose Adventures, Inc. completed a 7.4672-for-one forward split of shares of its common stock.  As a result of this split, the 66,960 shares of common stock purchased by each of Messrs. Druck, Fox and Halpern converted into 500,000 shares of common stock.

In connection with the corporate reorganization described under Item 4 below:  Mr. Druck received 1,112,500 shares of Southwest Casino Corporation common stock in exchange for 2,225,000 shares of Southwest Casino and Hotel Corp. common stock held by him immediately before the reorganization;  Mr. Fox received 1,085,288 shares of Southwest Casino Corporation common stock in exchange for 2,170,576 shares of Southwest Casino and Hotel Corp. common stock held by him immediately before the reorganization (including 45,575 shares held by F&B Properties, a partnership in which Mr. Fox is a general partner);  and Mr. Halpern received 1,102,500 shares of Southwest Casino Corporation common stock in exchange for 2,205,000 shares of Southwest Casino and Hotel Corp. common stock held by him (including 80,000 shares of Southwest Casino and Hotel Corp. common stock held by Mr. Halpern’s spouse).  Messrs. Druck, Fox and Halpern also received an option to purchase 300,000 shares of

Southwest Casino Corporation common stock in exchange for an option to purchase 600,000 shares of Southwest Casino and Hotel Corp. common stock held by them immediately before the reorganization.

Each of Messrs. Druck, Halpern and Fox guaranteed personally financial obligations of Southwest Casino Corporation in the amount of $100,000 for which each of them received a warrant to purchase 50,000 shares of Southwest Casino Corporation common stock.

None of the funds or other consideration paid by Messrs. Druck, Fox or Halpern for the acquisition of Southwest Casino Corporation securities were borrowed.

Item 4.	Purpose of Transaction

The purpose of the acquisition of securities from Lone Moose Adventures, Inc. (now Southwest Casino Corporation) on June 29, 2004 by Messrs. Druck, Fox and Halpern was to provide appropriate equity-based incentives to these individuals as the new executive managers of Southwest Casino Corporation to pursue the long-term future growth of the company after consummation of the reorganization described below.  Under the Stock Purchase Agreements, the Lone Moose shares purchased by Messrs. Druck, Fox and Halpern were subject to the right of Lone Moose to repurchase those shares if the reorganization had not been completed.

On July 22, 2004, Lone Moose Adventures, Inc. (now Southwest Casino Corporation), Lone Moose Acquisition Corporation, a wholly-owned subsidiary of Lone Moose, and Southwest Casino and Hotel Corp. consummated a reorganization under the Agreement and Plan of Reorganization dated July 14, 2004, by and among Southwest Casino Corporation, Lone Moose Acquisition Corporation, Southwest Casino and Hotel Corp. and certain shareholders of Southwest Casino Corporation.  As a result of this reorganization, Southwest Casino and Hotel Corp., which did not have securities registered for sale in the public market, became a wholly-owned subsidiary of Southwest Casino Corporation, a public company that has registered shares of its common stock for sale in the public markets, and the former shareholders of Southwest Casino and Hotel Corp. acquired approximately 93 percent of the outstanding shares of Southwest Casino Corporation common stock.

On October 20, 2005, Southwest Casino and Hotel Corp. entered into a $2.5 million term loan agreement with Crown Bank.  In addition to the agreement of Southwest Casino and Hotel Corp. and the corporate guarantee of repayment by Southwest Casino Corporation, several shareholders of Southwest Casino Corporation guaranteed personally portions of the $2.5 million term loan, including Messrs. Druck, Fox and Halpern who each guaranteed $100,000 of the loan.  In consideration of these guarantees, each of Messrs. Druck, Fox and Halpern received a warrant to purchase 50,000 shares of Southwest Casino Corporation common stock at a price of $0.58 per share.  Southwest Casino and Hotel Corp. used the proceeds of that loan to make required capital contributions to North Metro Harness Initiative, LLC, in which Southwest Casino and Hotel Corp. owns a 50 percent membership interest.

Except as otherwise provided in this Item 4 and other than as to matters that Messrs. Druck, Halpern and Fox may consider and discuss with other Southwest officers and board members from time to time, Messrs. Druck, Halpern and Fox are not aware of any other present plans or proposals, which relate to or would result in:

•      the acquisition by any person of additional securities of Southwest or the disposition of securities of Southwest;

•      an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Southwest;

•      a sale or transfer of a material amount of assets of Southwest;

•      any change in the present board of directors or management of Southwest, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

•      any material changes in the present capitalization or dividend policy of Southwest;

•      any other material changes in Southwest’s business or corporate structure;

•      changes in Southwest’s certificate of incorporation, bylaws or instruments corresponding thereto or other actions, which may impede the acquisition of control of Southwest by any person;

•      causing a class of securities of Southwest to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

•      a class of equity securities of Southwest becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or

•      any action similar to any of those listed above.

Item 5.	Interest in Securities of the Issuer
(a)	Aggregate number and percentage of class of securities.

James B. Druck’s beneficial ownership includes 1,962,500 shares of Southwest Casino Corporation common stock, of which 300,000 shares are issuable upon exercise of an option and 50,000 shares are issuable upon exercise of a warrant.  These shares represent 9.8% of Southwest’s outstanding common stock as of December 31, 2005, based on shares of Southwest common stock outstanding as reported on Southwest’s Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2005.

Thomas E. Fox’s beneficial ownership includes 1,935,288 shares of Southwest Casino Corporation common stock of which 300,000 shares are issuable upon exercise of an option, 50,000 shares are issuable upon exercise of a warrant, and 22,788 shares are held by F&B Properties, a partnership in which Mr. Fox is a 50% general partner.  These shares represent 9.7% of Southwest’s common stock as of December 31, 2005, based on shares of Southwest common stock outstanding as reported on Southwest’s Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2005.

Jeffrey S. Halpern’s beneficial ownership includes 1,952,500 shares of Southwest Casino Corporation common stock of which 40,000 shares are held by Mr. Halpern’s spouse, 300,000 shares are issuable upon exercise of an option and 50,000 shares are issuable upon exercise of a warrant.  These shares represent 9.8% of Southwest’s common stock as of December 31, 2005, based on shares of Southwest common stock outstanding as reported on Southwest’s Form 10-QSB filed with the Securities and Exchange Commission on November 14, 2005.

(b)	Voting power:

Number of shares as to which James B. Druck has:

(i)	Sole power to vote or to direct the vote	1,962,500	(1)
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,962,500	(1)
(iv)	Shared power to dispose or to direct the disposition of	0

(1) includes 300,000 shares of common stock issuable upon exercise of an option and 50,000 shares of common stock issuable upon exercise of a warrant.

Number of shares as to which Thomas E. Fox has:

(i)	Sole power to vote or to direct the vote	1,935,288	(1)
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,935,288	(1)
(iv)	Shared power to dispose or to direct the disposition of	0

(1) includes 300,000 shares of common stock issuable upon exercise of an option, 50,000 shares of common stock issuable upon exercise of a warrant, and 22,788 shares of common stock held by F&B Properties, a partnership in which Mr. Fox is a general partner.

Number of shares as to which Jeffrey S. Halpern has:

(i)	Sole power to vote or to direct the vote	1,952,500	(1)
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,952,500	(1)
(iv)	Shared power to dispose or to direct the disposition of	0

(1) includes 40,000 shares of common stock held by Mr. Halpern’s spouse, 300,000 shares of common stock issuable upon exercise of an option, and 50,000 shares of common stock issuable upon exercise of a warrant.

(c)	Messrs. Druck, Halpern and Fox have not effected any transactions in Southwest common stock during the past 60 days.
(d)	Not applicable.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Druck Employment Agreement

In July 2004, Southwest entered into an employment agreement with James B. Druck under which Mr. Druck serves as the Chairman of the Board of Directors and Assistant Secretary.  The initial term of this agreement continues until July 1, 2006, after which the term renews automatically for additional one-year periods unless terminated earlier by either party.  Under this agreement, Mr. Druck receives a base salary of $220,000 per year, an automobile allowance of $1,000 per month, and is eligible for an additional performance bonus if granted by Southwest’s Compensation Committee or Board of Directors.  Mr. Druck also received a non-plan option to purchase 300,000 shares of Southwest’s common stock at a price of $1.00 per share.  This option was immediately exercisable as to 100,000 shares and 1/24 of the remaining shares will vest on the first of each of the next 24 months beginning August 1, 2004.  Vesting of the option may accelerate if specified milestones are achieved.  If Mr. Druck is terminated without cause, in connection with a change in control of the company, or if Mr. Druck terminates his employment for “good reason,” Mr. Druck may elect to continue employment with Southwest in a diminished capacity.  If Mr. Druck so elects and his employment was terminated during its initial term, Mr. Druck will continue to receive his base salary and medical benefits for 18 months.  After 18 months, Mr. Druck will receive a salary of not less than $25,000 and continuing medical benefits.  If Mr. Druck is so terminated after the initial term, he will receive continuing salary and medical benefits at his then base rate for 12 months after which his salary may be reduced to not less than $25,000 with continuing medical benefits.  Mr. Druck is also subject to customary assignment of inventions, confidentiality, non-solicitation and non-compete provisions.

Fox Employment Agreement

In July 2004, Southwest entered into an employment agreement with Thomas E. Fox under which Mr. Fox serves as the President, Chief Operating Officer and Chief Financial Officer.  The initial term of this agreement continues until July 1, 2006, after which the term renews automatically for additional one-year periods unless terminated earlier by either party.  Under this agreement, Mr. Fox receives a base salary of $220,000 per year, an automobile allowance of $1,000 per month, and is eligible for an additional performance bonus if granted by Southwest’s Compensation Committee or Board of Directors.  Mr. Fox also received a non-plan option to purchase 300,000 shares of Southwest’s common stock at a price of $1.00 per share.  This option was immediately exercisable as to 100,000 shares and 1/24 of the remaining shares will vest on the first of each of the next 24 months beginning August 1, 2004.  Vesting of the option may accelerate if specified milestones are achieved.  If Mr. Fox is terminated without cause, in connection with a change in control of the company, or if Mr. Fox terminates his employment for “good reason,” Mr. Fox may elect to continue employment with Southwest in a diminished capacity.  If Mr. Fox so elects and his employment was terminated during its initial term, Mr. Fox will continue to receive his base salary and medical benefits for 18 months.  After 18 months, Mr. Fox will receive a salary of not less than $25,000 and continuing medical benefits.  If Mr. Fox is so terminated after the initial term, he will receive continuing salary and medical benefits at his then base rate for 12 months after which his salary may be reduced to not less than $25,000 with continuing medical benefits.  Mr. Fox is also subject to customary assignment of inventions, confidentiality, non-solicitation and non-compete provisions.

Halpern Employment Agreement

In July 2004, Southwest entered into an employment agreement with Jeffrey S. Halpern under which Mr. Halpern serves as the Chairman of the Board of Directors and Assistant Secretary.  The initial term of this agreement continues until July 1, 2006, after which the term renews automatically for additional one-year periods unless terminated earlier by either party.  Under this agreement, Mr. Halpern receives a base salary of $120,000 per year, an automobile allowance of $1,000 per month, and is eligible for an additional performance bonus if granted by Southwest’s Compensation Committee or Board of Directors.  Mr. Halpern also received a non-plan option to purchase 300,000 shares of Southwest’s common stock at a price of $1.00 per share.  This option was immediately exercisable as to 100,000 shares and 1/24 of the remaining shares will vest on the first of each of the next 24 months beginning August 1, 2004.  Vesting of the option may accelerate if specified milestones are achieved. If Mr. Halpern is terminated without cause, in connection with a change in control of the company, or if Mr. Halpern terminates his employment for “good reason,” Mr. Halpern may elect to continue employment with Southwest in a diminished capacity.  If Mr. Halpern so elects and his employment was terminated during its initial term, Mr. Halpern will continue to receive his base salary and medical benefits for 18 months.  After 18 months, Mr. Halpern will receive a salary of not less than $25,000 and continuing medical benefits.  If Mr. Halpern is so terminated after the initial term, he will receive continuing salary and medical benefits at his then base rate for 12 months after which his salary may be reduced to not less than $25,000 with continuing medical benefits.  Mr. Halpern is also subject to customary assignment of inventions, confidentiality, non-solicitation and non-compete provisions.

Warrant to purchase shares of common stock

In consideration of the agreements of Messrs. Druck, Fox and Halpern to guarantee personally up to $100,000 of the $2.5 million term loan Southwest Casino and Hotel Corp. received from Crown Bank on October 20, 2005, Southwest Casino Corporation issued five-year fully exercisable warrants to purchase 50,000 shares of common stock at an exercise price of $0.58 per share to each of Messrs. Druck, Fox and Halpern.  The $0.58 per share exercise price of the Warrants issued to Mr. Druck, Mr. Fox and Mr. Halpern represented the average closing market price of one share of Southwest Casino Corporation’s common stock over the 10 trading days immediately preceding the closing of the loan transaction.  Warrant holders received the right to have the shares of Southwest Casino Corporation common stock purchasable upon exercise of their warrants included in any registration statement that Southwest Casino Corporation may file in the future under the terms of a separate registration rights agreement.

Item 7.	Material to Be Filed as Exhibits

Exhibit 7.1	Employment Agreement dated July 1, 2004 between Southwest Casino and Hotel Corp. and James B. Druck	Incorporated by reference to Exhibit 10.13 in the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2004.
Exhibit 7.2	Employment Agreement dated July 1, 2004 between Southwest Casino and Hotel Corp. and Thomas E. Fox	Incorporated by reference to Exhibit 10.15 in the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2004.
Exhibit 7.3	Employment Agreement dated July 1, 2004 between Southwest Casino and Hotel Corp. and Jeffrey S. Halpern	Incorporated by reference to Exhibit 10.14 in the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2004.
Exhibit 7.4	Stock Option Agreement, dated July 1, 2004 between Southwest Casino Corporation and James B. Druck	Incorporated by reference to Exhibit 10.2 in the Current Report on Form 8-K/A filed with the Securities and Exchange Commission on October 5, 2004.
Exhibit 7.5	Stock Option Agreement, dated July 1, 2004 between Southwest Casino Corporation and Thomas E. Fox	Incorporated by reference to Exhibit 10.4 in the Current Report on Form 8-K/A filed with the Securities and Exchange Commission on October 5, 2004.
Exhibit 7.6	Stock Option Agreement, dated July 1, 2004 between Southwest Casino Corporation and Jeffrey S. Halpern	Incorporated by reference to Exhibit 10.3 in the Current Report on Form 8-K/A filed with the Securities and Exchange Commission on October 5, 2004.
Exhibit 7.7

Agreement and Plan of Reorganization, dated July 14, 2004, by and among Lone Moose Adventures, Inc., Lone Moose Acquisition Corporation, Southwest Casino and Hotel Corp. and certain shareholders of Lone Moose

Incorporated by reference to Exhibit 2.1 in the Current Report on Form 8-K filed with the Securities and Exchange Commission on August 6, 2004.
Exhibit 7.8	Form of Personal Guaranty by James B. Druck, Thomas E. Fox and Jeffrey S. Halpern, officers of Southwest Casino Corporation, dated October 20, 2005 for the benefit of Crown Bank	Incorporated by reference to Exhibit 4.1 in the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 26, 2005
Exhibit 7.9	Form of Warrant dated October 20, 2005 issued to James B. Druck, Thomas E. Fox and Jeffrey S. Halpern	Incorporated by reference to Exhibit 10.9 in the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 26, 2005
Exhibit 7.10	Form of Registration Rights Agreement dated October 20, 2005 between Southwest Casino Corporation and warrantholders	Incorporated by reference to Exhibit 4.2 in the Current Report on Form 8-K filed with the Securities and Exchange Commission on October 26, 2005

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	February 14, 2006	/s/ James B. Druck
James B. Druck

/s/ Thomas E. Fox
Thomas E. Fox

/s/ Jeffrey S. Halpern
Jeffrey S. Halpern